EXHIBIT 21

SUBSIDIARIES

1.	Wise Target International Ltd., a wholly-owned corporation formed under the laws of the British Virgin Islands.

2.	Amber Link International Ltd., a wholly-owned corporation formed under the laws of the British Virgin Islands.

3.	Shanghai Sunplus Communication Technology Co., Ltd. (“Sunplus”), a 95% owned corporation formed under the laws of The People’s Republic of China.

4.	Zhangzhou JiaXun Communication Facility Co., Ltd. (“JiaXun”), a wholly-owned corporation of Sunplus formed under the laws of The People’s Republic of China.

5.	Fuian QiaoXing Industry Co., Ltd., a subsidiary of both Sunplus (80% ownership) and JiaXun (20% ownership) formed under the laws of The People’s Republic of China.